       As filed with the Securities and Exchange Commission on      , 1999

                              Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                              --------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------
                                 NCO GROUP, INC.
             (Exact name of registrant as specified in its charter)

          Pennsylvania                                    23-2858652
 -------------------------------                      -------------------
 (State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                       Identification No.)

                             515 Pennsylvania Avenue
                      Fort Washington, Pennsylvania, 19034
                                 (215) 793-9300
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Michael J. Barrist
          Chairman of the Board, President and Chief Executive Officer
                                 NCO Group, Inc.
                             515 Pennsylvania Avenue
                      Fort Washington, Pennsylvania, 19034
                     (215) 793-9300 Facsimile (215) 793-2908
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                               Lawrence R. Wiseman
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500
                            Facsimile (215) 569-5555

                                   ----------

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |


         If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

                         CALCULATION OF REGISTRATION FEE

Title of each class      Amount to be      Proposed maximum           Proposed maximum              Amount of
of securities to be      registered        offering price per unit    aggregate offering price      registration
registered                                                                                          fee
Common Stock, no         673,659 (1)            $ 41.657 (2)           $   28,062,612.963 (2)       $ 7,802
par value

(1) This Registration Statement covers 250,000 shares of NCO common stock issuable upon exercise of warrants held by certain selling shareholders and 423,659 shares of NCO common stock owned by certain selling shareholders of which shares may be offered from time to time by the selling shareholders.
(2) Based upon the average of the bid and asked price of NCO's common stock on the Nasdaq National Market on August 30 1999, estimated solely for the purpose of calculating the registration fee in accordance with Rule 467(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(A), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED ______________, 1999


PROSPECTUS



                                   [NCO LOGO]

                                 673,659 Shares
                                  Common Stock




         The shareholders of NCO Group, Inc. listed in this prospectus under the title "Selling Shareholders" are offering and selling 673,659 shares of NCO common stock pursuant to this prospectus. 423,659 of the shares of common stock being sold pursuant to this prospectus are currently issued and outstanding. 250,000 of the shares of common stock being sold pursuant to this prospectus are issuable upon exercise of warrants which were granted to a number of the selling shareholders in connection with the acquisition by NCO of Co-Source Corporation on May 21, 1999. NCO may receive proceeds upon exercise of these warrants; however, NCO will not receive any proceeds from the sale of its common stock by the selling shareholders.

         Prospective purchasers should consider the "Risk Factors" beginning on page 2.

         The selling shareholders may sell their shares of NCO common stock in one or more transactions on the Nasdaq National Market at market prices prevailing at the time of sale or in private transactions at negotiated prices through Merrill Lynch & Co. and/or another broker which is reasonably acceptable to NCO.

         NCO's common stock trades on the Nasdaq National Market under the symbol "NCOG."










Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



       The date of this prospectus is ____________________________, 1999.

                                Table of Contents

                                                                          Page
                                                                          ----


Forward-Looking Statements.....................................................1

The Company....................................................................1

Risk Factors...................................................................2

Where You Can Find More Information............................................9

Use of Proceeds...............................................................10

Selling Shareholders..........................................................10

Plan of Distribution..........................................................11

Legal Matters.................................................................12

Experts  .....................................................................12


         You should rely only on the information incorporated by reference or provided in this prospectus. NCO has not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                           Forward-Looking Statements

         Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to the risks described below. See "Risk Factors" on page 2. When considering the forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement which speaks only as of the date made.

                                   The Company

Background

         NCO is the largest provider of accounts receivable collection services in the world. NCO provides services to clients in the financial services, healthcare, retail, commercial, education, telecommunications, utilities and government sectors.

Address and Telephone Number of NCO

         NCO's executive offices are located at 515 Pennsylvania Avenue, Fort Washington, PA 19034 and the telephone number for NCO is (215) 793-9300.

                                  Risk Factors

         In considering whether to acquire NCO common stock, you should consider carefully the risks associated with the ownership of NCO common stock. These risks are described in detail below.

         The businesses acquired by NCO in the fourth quarter of 1998 and in 1999 had combined pro forma revenues of $307.0 million in 1998 which was 171.5% of NCO's revenue of $179.0 million in 1998, prior to the restatement to reflect the JDR Holdings, Inc. acquisition. If NCO is unable to successfully integrate these new businesses into NCO's operations, NCO may not be able to realize expected operating efficiencies, eliminate redundant costs or operate the businesses profitably.

         The businesses acquired by NCO in the fourth quarter of 1998 and in 1999 had combined pro forma revenues of $307.0 million in 1998 which was 171.5% of NCO's revenue of $179.0 million in 1998, prior to the restatement to reflect the JDR acquisition. If NCO is unable to successfully integrate these new businesses into NCO's operations, NCO may not be able to realize expected operating efficiencies, eliminate redundant costs or operate the businesses profitably. The integration of these businesses is subject to a number of risks, including risks that:

         o These acquisitions could divert management's attention from the daily operations of NCO and otherwise require additional management, operational and financial resources;

         o the conversion of the acquired companies computer and operating systems into NCO's systems may take longer or cost more than expected;

         o NCO may be unable to retain clients or key employees of the acquired companies; and

         o the acquired companies might have additional liabilities and problems that NCO did not anticipate at the time of the acquisitions.

         Historically, NCO's growth strategy has included acquisitions. NCO recently announced that it would not make any acquisitions during the balance of 1999 and the first half of 2000 to allow it to complete the integration of companies which have been acquired. After that period, NCO intends to consider acquisitions on an opportunistic basis. As a result of this change in growth strategy, the price of NCO's stock may be adversely affected.

         Historically, NCO's growth strategy has included acquisitions. NCO recently announced that it would not make any acquisitions during the balance of 1999 and the first half of 2000 to allow it to complete the integration of companies which have been acquired. Because of the change in its acquisition strategy, if NCO is unable to maintain its internal growth, it may not be able to meet or exceed historical levels of growth and earnings. As a result, NCO's stock price may be adversely affected.

         NCO's significant internal growth may be difficult to manage and continue. If NCO is not able to manage or continue that growth, it could have a materially adverse effect on NCO's business, results of operations and financial condition.

         NCO has experienced significant internal growth over the past several years and intends to continue its internal growth. Future internal growth is subject to a number of risks, including the risks that:

         o        NCO may not be able to develop and maintain new clients;

         o by focusing on new clients, NCO may lose existing clients through inattention or because it fails to maintain the quality of services it provides to its clients; and

         o NCO may have difficulty hiring, training and retaining new employees to handle the increased workload.

         NCO's internal growth has placed significant demands on NCO's administrative, operational and financial resources. To continue its future growth, NCO will be required to improve its operational and financial systems and obtain additional management, operational and financial resources. These additional costs may outweigh the benefits NCO expects to obtain from internal growth.

         Goodwill represents 75.4% of NCO's pro forma total assets at June 30, 1999. If management has incorrectly overestimated the length of the amortization period for goodwill, earnings reported in periods immediately following the acquisition would be overstated. In later years, NCO would be burdened by a continuing charge against earnings.

         The NCO balance sheets include amounts designated as "goodwill." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. GAAP requires that this and all other intangible assets be amortized over the period benefitted. Management has determined that period to range from 15 to 40 years based on the attributes of each acquisition.

         As of June 30, 1999, the pro forma balance sheet of NCO included goodwill that represented 75.4% of total assets and 173.0% of total shareholders' equity.

         If management has incorrectly overestimated the length of the amortization period for goodwill, earnings reported in periods immediately following the acquisition would be overstated. In later years, NCO would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the consideration paid for the business. Earnings in later years also could be significantly affected if management determined then that the remaining balance of goodwill was impaired.

         Management has concluded that the anticipated future cash flows associated with intangible assets recognized in the acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than the respective amortization period.

         The number of shares of NCO's common stock that is traded daily on the Nasdaq National Market averages less than 2.0% of the outstanding common stock. As a result, the market price of NCO common stock may be volatile.

         As a result of NCO's trading volume, the market price for NCO common stock may be volatile and may be affected by many factors, including the following:

         o announcements of fluctuations in NCO's or its competitors' operating results;

         o the timing and announcement of acquisitions by NCO or its competitors; and

         o        government regulatory action.

         In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may materially adversely affect the market price of NCO common stock.

         Approximately 83.3% of NCO's outstanding shares are available for resale in the public market without restriction, except for any shares held by affiliates of Compass or JDR which may be sold in compliance with Rule 145 adopted by the SEC. The sale of a large number of these shares could adversely affect NCO's stock price and could impair NCO's ability to raise capital through the sale of equity securities or make acquisitions for stock.

         Sales of NCO's common stock could adversely affect the market price of NCO's common stock and could impair NCO's future ability to raise capital through the sale of equity securities or make acquisitions for stock. There are approximately 25.1 million shares of NCO common stock outstanding. Of these shares, approximately 20.9 million shares, or 83.3% of the total outstanding shares, are available for resale in the public market without restriction, except for any shares held by affiliates of Compass or JDR, which may be sold in compliance with Rule 145 adopted by the SEC.

         Approximately 4.2 million shares of NCO common stock, or 16.7% of the total outstanding shares, are held by affiliates of NCO. Generally, NCO affiliates may either sell their shares under a registration statement or in compliance with the volume limitations and other requirements imposed by Rule 144 adopted by the SEC.

         In addition, NCO has the authority to issue up to approximately 4.0 million shares of its common stock under its stock option plans of which 2.6 million shares have been granted. NCO also has outstanding warrants to purchase 625,000 shares of its common stock.

         NCO may experience variations from quarter to quarter in operating results and net income which could adversely affect the price of NCO common stock.

         Factors which could cause quarterly fluctuations include the following:

         o the timing of NCO's clients' accounts receivable management programs and the commencement of new contracts;

         o customer contracts may require NCO to incur costs in periods prior to recognizing revenue under those contracts;

         o        the effect of the change of business mix on profit margins;

         o the timing of additional selling, general and administrative expenses to support new business;

         o the costs and timing of completion and integration of acquisitions; and

         o NCO's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

         NCO's business is dependent on clients in the healthcare, commercial and retail, and financial services sectors. If any of these sectors performs poorly or if there are any trends in these sectors to reduce or eliminate the use of third-party accounts receivable management services provided by companies like NCO, it could have a materially adverse effect on NCO's business, financial condition and results of operations.

          For the year ended December 31, 1998, after giving pro forma effect to the acquisitions completed in 1998 and 1999, not including the acquisition of Compass, as if they had occurred on January 1, 1998, NCO derived approximately 38.2% of its revenues from clients in the healthcare sector, approximately 21.6% of its revenues from clients in the commercial and retail sector and approximately 21.4% of its revenues from clients in the financial services sector. If any of these sectors performs poorly, clients in these sectors may have fewer or smaller accounts to refer to NCO or they may elect to perform accounts receivable management services in-house. If there are any trends in any of these sectors to reduce or eliminate the use of third-party accounts receivable management services, the volume of referrals to NCO would decrease.

         Most of NCO's contracts do not require clients to place accounts with NCO, may be terminated on 30 or 60 days notice and are on a contingent fee basis. Accordingly, NCO can not predict whether existing clients will continue to use NCO's services at historical levels, if at all.

         Under the terms of most of NCO's contracts, clients are not required to give accounts to NCO for collection and usually have the right to terminate NCO's services on 30 or 60 days notice. In addition, most of these contracts provide that NCO is entitled to be paid only when it collects accounts. Accordingly, NCO can not predict whether existing clients will continue to use NCO's services at historical levels, if at all.

         NCO competes with approximately 6,500 providers in the accounts receivable management industry. This competition could have a materially adverse effect on NCO's future financial results.

         NCO competes with approximately 6,500 providers in providing accounts receivable management services. NCO is a national provider of accounts receivable management services. NCO competes with other large national corporations such as Outsourcing Solutions, Inc., GC Services, Inc., and IntelliRisk Inc., as well as many regional and local firms. NCO may also lose business to regional or local firms who are able to use their proximity to or contacts at local clients as a marketing advantage. Because of the large numbers of providers, in the future NCO may have to reduce its collection fees to remain competitive. Many larger clients retain multiple accounts receivable management providers which exposes NCO to continuous competition in order to remain a preferred vendor.

         If NCO is not able to respond to technological changes in telecommunications and computer systems in a timely manner, it may not be able to remain competitive.

         NCO's success depends in large part on its sophisticated telecommunications and computer systems. NCO uses these systems to identify and contact large numbers of account debtors and to record the results of the collection effort. If NCO is not able to respond to technological changes in telecommunications and computer systems in a timely manner, it may not be able to remain competitive. NCO has made a significant investment in technology to remain competitive and anticipates that it will be necessary to continue to do so in the future. Computer and telecommunication technologies are changing rapidly and are characterized by short product life cycles, so that NCO must anticipate technological developments. If NCO is not successful in anticipating, managing or adopting any technological changes on a timely basis or if NCO does not have the capital resources available to invest in new technologies, its business would be materially adversely affected.

         If NCO's telecommunications and computer systems fail or become unavailable, it could have a materially adverse effect on NCO's business.

         As noted above, NCO's business is highly dependent on its telecommunications and computer systems. These systems could be interrupted by natural disasters, power losses, or similar events. NCO's business also is materially dependent on service provided by various local and long distance telephone companies. If NCO's equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, NCO may be prevented from providing services. Because NCO generally recognizes income only as accounts are collected, any failure or interruption of services would mean that NCO would continue to incur payroll and other expenses without any corresponding income.

         Our systems or those of our clients or suppliers may not be Year 2000 compliant. This means that we might be unable to provide accounts receivable management services or engage in similar normal business activities for a period of time after January 1, 2000 which could have a material adverse effect on our business, operating results and financial position.

         As noted above, we rely on our telephone and computer systems, software and other systems in operating and monitoring all aspects of our business. We also rely heavily on the systems of our clients and suppliers. If our present efforts to address the Year 2000 compliance issues are not successful, or if the systems of our clients and suppliers and other organizations with which we do business are not Year 2000 compliant, we may be unable to provide accounts receivable management services or engage in similar normal business activities for a period of time after January 1, 2000. As a result, we would be unable to recognize income. We also may lose existing or potential clients and our reputation in the industry might be damaged.

         NCO's success depends on its senior management team and if it is not able to retain them, it could have a materially adverse effect on NCO.

         NCO is highly dependent upon the continued services and experience of its senior management team, including Michael J. Barrist, Chairman of the Board, President and Chief Executive Officer. NCO depends on the services of Mr. Barrist and the other members of NCO's senior management team to, among other things:

         o successfully integrate the operations of Medaphis, JDR, Co-Source Corporation and Compass;

         o        continue NCO's growth strategy; and

         o        maintain and develop NCO's client relationships.

         NCO is dependent on its employees and a higher turnover rate would materially adversely affect NCO.

         The accounts receivable management industry is very dependent upon employees and experiences high turnover rate. Many of NCO's employees receive modest hourly wages and a portion of these employees are employed on a part-time basis. A higher turnover rate among NCO's employees would increase NCO's recruiting and training costs and could materially adversely impact the quality of services NCO provides to its clients. If NCO were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in NCO's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that NCO will be able to continue to hire, train and retain a sufficient number of qualified employees. Additionally, an increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect NCO.

         "Anti-takeover" provisions may make it more difficult for a third party to acquire control of NCO, even if the change in control would be beneficial to shareholders.

         NCO is a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and NCO's charter and bylaws could make it more difficult for a third party to acquire control of NCO. These provisions could adversely affect the market price of NCO common stock and could reduce the amount that shareholders might receive if NCO is sold. For example, NCO's charter provides that NCO's board of directors may issue preferred stock without shareholder approval. In addition, NCO's bylaws provide for a classified board, with each board member serving a staggered three year term. Directors may be removed only for cause and only with the approval of the holders of at least 65% of NCO's common stock.

         If NCO fails to comply with government regulation of accounts receivable management and telemarketing industries, it could result in the suspension or termination of NCO's ability to conduct business which would have a materially adverse effect on NCO.

         The accounts receivable management and telemarketing industries are regulated under various United States federal and state, Canadian and United Kingdom laws and regulations. Many states, as well as the Canada and the United Kingdom, require that NCO be licensed as a debt collection company. If NCO fails to comply with applicable laws and regulations, it could result in the suspension or termination of NCO's ability to conduct accounts receivable management or telemarketing services which would have a materially adverse effect on NCO. In addition, new federal, state or foreign laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit the activities of NCO in the future or significantly increase the cost of regulatory compliance. If NCO expands its international operations, it may become subject to additional government controls and regulations in other countries, which may be stricter or more burdensome than those in the United States.

         Several of the industries served by NCO are also subject to varying degrees of government regulation. Although NCO's clients are generally responsible for complying with these regulations, NCO could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with these regulations.

                       Where You Can Find More Information

         NCO files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information NCO files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. NCO's SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

         NCO has filed a registration statement on Form S-3 to register the shares of NCO common stock offered under this prospectus. This prospectus is a part of such registration statement on Form S-3 and constitutes a prospectus of NCO. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement on Form S-3 or the exhibits to the registration statement on Form S-3.

         The SEC also allows NCO to "incorporate by reference" the information it files with the SEC, which means NCO can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by NCO with the SEC updates and supersedes this prospectus.

         This prospectus incorporates important business and financial information about NCO that is not included in or delivered with this prospectus. Copies of any such information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests for such documents should be directed to Steven L. Winokur, Executive Vice President and Chief Financial Officer, NCO Group, Inc., 515 Pennsylvania Avenue, Fort Washington, Pennsylvania, 19034, and telephone requests may be directed to Mr. Winokur at (215) 793-9300.

         The following documents previously filed by NCO with the SEC pursuant to the Exchange Act are incorporated in this prospectus by this reference:


                          SEC Filings                                                   Period
---------------------------------------------------------------        -----------------------------------------
Annual Report on Form 10-K (including those portions of                Year ended December 31, 1998
NCO's proxy statement for its 1998 annual meeting of
shareholders incorporated by reference to the Annual Report
on Form 10-K)

Quarterly Reports on Form 10-Q (as amended)                            Quarters ended March 31, 1999 and
                                                                       June 30, 1999

Current Reports on Form 8-K                                            February 16, 1999, April 15, 1999, May
                                                                       28, 1999, June 4, 1999, June 11, 1999,
                                                                       August 4, 1999, and September 1, 1999

Registration Statement on Form 8-A filed pursuant to Section           Filed on October 29, 1996
12(g) of the Exchange Act

         All documents filed by NCO pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date any such document is filed.

                                 Use of Proceeds

         All net proceeds from the sale of NCO common stock will go to the selling shareholders. Accordingly, NCO will not receive any proceeds from the sale of the shares by the selling shareholders.

                              Selling Shareholders

         The following table provides certain information as of the date of this prospectus regarding each selling shareholder's beneficial ownership of NCO common stock prior to and after the sale of the shares offered under this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares which may be acquired upon exercise of warrants which are currently exercisable or which become exercisable within sixty days of the date of this prospectus are deemed to be beneficially owned by the warrant holder.

         All of the shares being offered by HIG-DCI, Investments, L.P., Antares Capital Corporation, Thomas V. Cefalu, III, Louis A. Molettiere, Edward J. Trahan, Sanderson Children's Trust, David Israel and Michale Mahne, collectively referred to as the Co-Source selling shareholders, are issuable upon exercise of warrants which were granted to the Co-Source selling shareholders in connection with the acquisition by NCO of Co-Source Corporation. On May 21, 1999, Co-Source Funding, Inc., a wholly-owned subsidiary of NCO, purchased all of the outstanding capital stock of Co-Source Corporation, including its wholly-owned subsidiaries, Milliken & Michaels, Inc., Metropolitan Consumer Collection Services, Inc., and International Account Systems, Inc., for $122.7 million in cash and warrants to purchase an aggregate of 250,000 shares of NCO's common stock at an exercise price of $32.97 per share. In addition, these warrants provide each warrant holder a cashless exercise option, as each warrant holder can authorize NCO to withhold from issuance a number of shares of common stock issuable upon the exercise of their warrant which when multiplied by the market price of NCO common stock would equal the aggregate exercise price of their warrant. Unless the Co-Source selling shareholders utilize the cashless exercise option, upon exercise of each of the warrants, NCO will receive $32.97 per share of common stock. Assuming that each Co-Source selling shareholder exercises their respective warrants, does not utilize the cashless exercise option and sells all of the shares issuable to them upon that exercise, after the offering the Co-Source selling shareholders will own less than one percent of the outstanding NCO common stock.

         All of the shares being offered by David E. D'Anna were acquired by him as a result of NCO's acquisition of JDR Holdings, Inc. Mr. D'Anna was the President and Chief Executive Officer of JDR Holdings, Inc. and is currently an Executive Vice President; Divisional CEO, Technology-based Outsourcing and a director of NCO.

         All of the shares being offered by Louis J. Lombardo were acquired by him upon the exercise of an option dated July 18, 1997 to purchase shares of NCO common stock from David E. D'Anna. Assuming that Mr. Lombardo sells all of his shares being offered hereby, after the offering Mr. Lombardo will own less than one percent of the outstanding NCO common stock.

                                           # of Shares
                                           Owned               # of Shares           # of Shares
                                           Prior to            Being Offered         Owned After
                                           the Offering        for Sale              the Offering
                                           ----------------    ------------------    -------------------
HIG-DCI Investments, L.P.                      168,050              168,050                  -0-
Antares Capital Corporation                     15,453               15,453                  -0-
Thomas V. Cefalu, III                           39,304               39,304                  -0-
Louis A. Molettiere                             2,629                2,629                   -0-
Edward J. Trahan                                1,999                1,999                   -0-
Sanderson Children's Trust                      20,884               20,884                  -0-
David Israel                                    1,254                1,254                   -0-
Michael Mahne                                    427                  427                    -0-
David E. D'Anna                                468,861              391,122                77,739
Louis J. Lombardo                               32,537               32,537                  -0-


                              Plan of Distribution

         The selling shareholders may offer their shares of NCO common stock at various times in one or more of the following transactions:

         o        on the Nasdaq National Market;

         o        in the over-the-counter market;

         o in negotiated transactions through Merrill Lynch & Co. and/or another broker which is reasonably acceptable to NCO;

         o        in connection with short sales of the NCO common stock;

         o by engaging in transactions using options to buy or sell shares of NCO common stock;

         o        in a combination of any of the above transactions.

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commission from the selling shareholders, or they will receive commission from purchasers of shares for whom they acted as agents. NCO has agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. NCO has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Upon NCO being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of NCO common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act disclosing:

         o the name of each selling shareholder and of the participating broker-dealer(s);

         o        the number of shares involved;

         o        the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         o        other facts material to the transaction.

         In addition, upon the company being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  Legal Matters

         An opinion has been rendered by the law firm of Blank Rome Comisky & McCauley, LLP, Philadelphia, Pennsylvania to the effect that the shares of NCO common stock offered by the selling shareholders hereby are legally issued, fully paid and non-assessable.

                                     Experts

         The audited financial statements of NCO Group, Inc. incorporated in this prospectus by reference to the Current Report on Form 8-K dated June 11, 1999, except as they related to JDR Holdings Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they related to JDR Holdings Inc., by other independent accountants, whose reports thereon are also incorporated in this prospectus by reference. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

         The consolidated financial statements of Compass International Services Corporation and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for the year ended December 31, 1998 incorporated by reference in this prospectus by reference to the Current Report on Form 8-K dated August 20, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Medaphis Services Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus, have been incorporated in this document in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority said firm as experts in auditing and accounting.

         The consolidated financial statements of FCA International Ltd. at June 30, 1996 and 1997 and FCA International Ltd.'s consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997 incorporated by reference in this prospectus have been audited by Arthur Andersen & Co., independent public accountants, as stated in their report, and are incorporated by reference in this document in reliance upon their report given upon the authority of Arthur Andersen & Co. as experts in accounting and auditing.

         The financial statements of MedSource, Inc. and Subsidiaries as of December 31, 1997 and for the year ended December 31, 1997, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to those financial statements and are incorporated by reference in this document in reliance upon the authority of Arthur Andersen LLP as experts in giving said report.

         The financial statements of JDR Holdings, Inc. and Subsidiaries as of December 31, 1998 and for the year ended December 31, 1998, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to those financial statements, and are incorporated by reference in this document in reliance upon the authority of Arthur Andersen LLP as experts in giving said report.

         The consolidated financial statements of Co-Source Corporation and Subsidiaries for the year ended December 31, 1998 included in Form 8-K/A dated August 4, 1999 of NCO Group, Inc., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                   Information not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution.

         The following table shows the estimated expenses of the issuance and distribution of the securities offered.

SEC Registration Fee.................................................$  7,802  *
Legal fees and expenses..............................................  10,000 **
Accounting fees and expenses.........................................  20,000 **
Miscellaneous........................................................   5,000 **
                                                                     ---------
TOTAL................................................................$ 42,802
                                                                     =========
------------------
*  Actual
** Estimated.

Item 15. Indemnification of Directors and Officers

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended, contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of temnity for the expenses that the court deems proper. Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

         Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not bee deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer of director, whether or not the corporation would have the power to Subchapter 17D of the BCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         For information regarding provisions under which a director or officer of the NCO may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to the NCO's Articles of Incorporation and Bylaws, copies of which are incorporated herein by reference, which provide in general that the NCO shall indemnify its officers and directors to the fullest extent authorized by law.

Item 16. Exhibits

4.1 Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of NCO's Registration Statement on Form S-1 (No. 333-11745) filed with the SEC on September 11, 1996).

4.2 Form of Warrant issued in connection with NCO's acquisition of Co-Source Corporation (incorporated by reference to Exhibit 4.1 of NCO's Current Report on Form 8-K filed with the SEC on June 4, 1999).

5.1      Opinion of Blank Rome Comisky & McCauley LLP.

23.1     Consent of PricewaterhouseCoopers LLP for NCO Group, Inc.

23.2 Consent of PricewaterhouseCoopers LLP for Compass International Services Corporation.

23.3     Consent of PricewaterhouseCoopers LLP for Medaphis Services
         Corporation.

23.4     Consent of Arthur Andersen & Co. for FCA International Ltd.

23.5     Consent of Arthur Andersen LLP for MedSource, Inc.

23.6     Consent of Arthur Andersen LLP for JDR Holdings, Inc.

23.7     Consent of Ernst & Young LLP for Co-Source Corporation.

23.8 Consent of Blank Rome Comisky & McCauley LLP (included in Exhibit 5.1 to this Registration Statement).

24       Powers of Attorney. (Included on the Signature Page.)


Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Washington, Pennsylvania, as of September 2, 1999.

                                    NCO GROUP, INC.
                                          /s/ Michael J. Barrist
                                    By:___________________________________
                                         Michael J. Barrist
                                         Chairman of the Board, President
                                         and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Barrist and Steven L. Winokur, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons as of September 2, 1999 in the capacities indicated:

          Signatures                              Title
          ----------                              -----


/s/ Michael J. Barrist                Chairman of the Board, President and
-------------------------------       Chief Executive Officer
Michael J. Barrist                    (principal executive officer)


/s/ Charles C. Piola                  Executive Vice President, Business
-------------------------------       Development and Director
 Charles C. Piola


/s/ Steven L. Winokur                 Executive Vice President, Finance;
-------------------------------       Chief Financial Officer; and Treasurer
Steven L. Winokur                     (principal financial officer and
                                      principal accounting officer)


/s/ Bernard R. Miller                 Executive Vice President; Divisional Chief
-------------------------------       Executive Officer, Healthcare Services;
Bernard R. Miller                     and Director

/s/ David E. D'Anna
-------------------------------        Executive Vice President; Divisional CEO,
David E.  D'Anna                       Technology-based Outsourcing; and
                                        Director

/s/ Stuart Wolf                        Director
-------------------------------
Stuart Wolf

/s/ Eric S. Siegel                     Director
-------------------------------
Eric S. Siegel

/s/ Allen F. Wise                      Director
-------------------------------
Allen F. Wise